02034308

ENTERRA HOLDINGS LTD.

May 3, 2002

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

SEC MAIL PROCESSING RECEIVED MAY 20 2002 WASH, D.C. 154 SECTION

SUPPL

RE: Enterra Holdings Ltd.
Rule 12g3-2(b) Exemption
From Duty to File Reports
Under the Exchange Act
File No. 82-4335.

Dear Sirs,

I hereby furnish pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 the following:

1) Annual Report of the Company for the fiscal year ended December 31, 2000, and

2) Notice of meeting and proxy statement for the annual meeting of the Company held on November 6, 2001.

If you have any questions regarding these documents, please contact me at (770) 496-1893 Ext. 265.

Yours truly,
Enterra Holdings Ltd.

PROCESSED
MAY 29 2002
THOMSON FINANCIAL

John R. Schultz
Secretary/Treasurer

EHL A717
JRS/ln

2550 ARGENTIA ROAD, SUITE 213, MISSISSAUGA, ONTARIO L5N 5R1

TELEPHONE (905) 819-0600 FAX (905) 819-9922

NOTICE OF THE ANNUAL MEETING OF SHAREHOLDERS

OF

ENTERRA HOLDINGS LTD.

TO THE SHAREHOLDERS:

NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders of ENTERRA HOLDINGS LTD. will be held at Golder Associates, 182 Lord Street, Perth, W.A., Australia on the 6th day of November 2001at 5:00 o'clock in the afternoon (local time) for the following purposes:

1. To elect Directors of the Company.
2. To receive and confirm the financial statements of the Company as at December 31, 2000, together with the report of the auditors thereon.
3. To approve the Resolution to amend the Articles of the Corporation to divide each of the issued and outstanding common shares of the Corporation on January 1, 2002 on the basis of 5 common shares for each issued and outstanding common share.
4. To appoint Deloitte & Touche as auditors and to authorize the Board of Directors to fix their remuneration.
5. To consider any other business as may properly come before the meeting or any adjournment thereof.

Shareholders are requested to vote, date, sign and mail their proxies on the form enclosed even though they may plan to attend the meeting. If Shareholders are present at the meeting, their proxies may be withdrawn and they may vote personally on all matters brought before the meeting, as described more fully in the enclosed Proxy Statement.

DATED at Mississauga, Ontario the 4th day of October, 2001.

BY ORDER OF THE BOARD OF DIRECTORS

J.R.Schultz, Secretary/Treasurer

PROXY STATEMENT
FOR THE ANNUAL MEETING OF
SHAREHOLDERS OF
ENTERRA HOLDINGS LTD.

This Proxy Statement is furnished to Shareholders by the Board of Directors of Enterra Holdings Ltd. (the "Company"), in connection with the solicitation by the Board of Directors of proxies for use at the Annual General Meeting of Shareholders ("AGM") on the 6th day of November, 2001 at 5:00 o'clock in the afternoon (local time), and at any adjournment or adjournments thereof, for the purposes set forth in the accompanying Notice of Annual Meeting of Shareholders. This Proxy Statement and accompanying Proxy Request and Notice of Annual Meeting are first being mailed to Shareholders on October 4, 2001.

If the enclosed Proxy Request form is properly executed and returned the shares represented thereby will be voted in accordance with its terms. Proxies must be received by the Secretary/Treasurer of the Company on or before the close of business on November 5, 2001 in order to be voted at the AGM. A return envelope has been enclosed for your convenience.

VOTING SECURITIES

RECORD DATE AND VOTING OF SECURITIES

The New Brunswick Business Corporations Act provides that Shareholders of record on the date immediately proceeding the date of this notice are entitled to notice of and to vote at the AGM. On October 3, 2001, the Company had a total of 989,859 Common Shares outstanding and entitled to vote.

In the final vote for the Board of Directors, each shareholder is entitled to vote for the complete list or they may spread their votes between particular listed/unlisted candidates. The bylaws of the Company state:

> Each shareholder entitled to vote at an election of directors has the right to cast a number of votes equal to the number of votes attached to the shares held by him/her multiplied by the number of directors to be elected, and he/she may cast all such votes in favour of one candidate or distribute them among the candidates in any manner.
>
> If a shareholder has voted for more than one candidate without specifying the distribution of his/her votes among the candidates, he/she shall be deemed to have distributed his/her votes equally among the candidates for whom he/she voted.
>
> If the number of candidates nominated for director exceeds the number of positions to be filled, the candidates who receive the least number of votes shall be eliminated until the number of candidates remaining equals the number of positions to be filled.

ELECTION OF DIRECTORS

The Directors of the Company are elected annually to hold office until the election and qualification of their successors at the next AGM. The President and operating company heads/Regional Directors are automatically included on the list by virtue of their office but have to be re-elected annually. In order to optimize the performance of the Board and provide enhanced continuity, the Board of Directors has determined that At-large Directors will serve for a term of 3 years. It is proposed that the candidates indicated will stand for election to serve the terms noted below:

NAME & MEMBER OF	DIRECTOR SINCE	POSITION WITH GOLDER ASSOCIATES	TERM EXPIRING
Brown, M.L.	-----	Principal, Golder Associates Inc., Seattle, Washington	2004
McKeown, G.S.	-----	Principal, Golder Associates Ltd., Calgary, Alberta	2004

Directors Whose Terms of Office will Continue After Meeting

Been, K. (4) (6)	1999	Principal, Golder Associates Inc., Houston, Texas	2003
Swindells, C.F. (1) (5)	1998	Principal, Golder Associates (Pty.) Ltd., Perth, Australia	2003
Brumund, W.F. (2) (6)	1997	Principal, Golder Associates Inc., Atlanta, Georgia	2002
Busbridge, J.R. (3) (4) (6)	1997	Principal, Golder Associates Ltd., Mississauga, Ontario	2002

President, Regional Directors and External Director

Firlotte, F.W. (2) (3)	1999	President, Ex Officio	
Conlin, B.H. (3) (5)	1999	Regional Director; President, Golder Associates Ltd.	
Fraser, R.A. (3) (6)	1999	Regional Director; Managing Director, Golder Associates Pty.	
Jarre, P. (3) (5)	1999	Regional Director; Managing Director, Golder Associates Europe Ltd.	
Thompson, S.R. (3) (5)	1998	Regional Director; President, Golder Associates Inc.	
Shelley, L.W. (1) (2)	1997	External Director	2002

****

(1) Member of Audit Committee
(2) Member of Finance Committee
(3) Member of Management (Operations) Committee
(4) Member of Governance/Compensation Committee
(5) Member of Development Committee
(6) Member of Risk Management Committee

Under the New Brunswick Business Corporations Act each Director is elected for one year.

CONFIRMATION OF FINANCIAL STATEMENTS

The 2000 Annual Report previously distributed to all shareholders of the Company included a copy of the financial statements of the Company as at December 31, 2000 together with the report of the auditors thereon. Although not required, the Board of Directors recommends confirmation of the 2000 financial statements of the Company by the Shareholders.

AMENDMENT TO ARTICLES

The Board of Directors of Enterra Holdings Ltd. at their meeting on June 26, 2001 proposed that the shares of the company be split January 1, 2002 on the basis of 5 common shares for each issued and outstanding common share. In this regard, you are being asked to approve the following Resolution:

"Whereas it is deemed necessary and in the best interest of the Corporation to amend its articles (the "Articles") as hereinafter provided:

NOW THEREFORE BE IT RESOLVED THAT:

1. *The Articles of the Corporation be amended to divide each of the issued and outstanding common shares of the Corporation on January 1, 2002 on the basis of 5 common shares for each issued and outstanding common share.*
2. *Any officer of the Corporation is hereby authorized and directed to execute and deliver Articles of Amendment, in duplicate, to the Director appointed under the New Brunswick Business Corporations Act, and to do and perform all acts and things, including the execution of documents necessary to give effect to the foregoing resolution; and*
3. *The directors of the Corporation may revoke this special resolution before it is acted on without further approval of the shareholders.*

INDEPENDENT AUDITORS

The Board of Directors recommends that Deloitte & Touche be appointed as independent auditors of the Company for fiscal 2001.

THE BOARD OF DIRECTORS

K. Been
W.F. Brumund
J.R. Busbridge
B.H. Conlin
F.W. Firlotte
R.A. Fraser
P. Jarre
W.M. Kellestine
L.W. Shelley
C.F. Swindells
S.R. Thompson
C.F. Voss